UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2002 and Ending December 31, 2002

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

Cinergy Services, Inc.
(Exact Name of Reporting Company)

A Subsidiary Service Company

Date of Incorporation: February 23, 1994

State or Sovereign Power under which Incorporated or Organized: Delaware

Location of Principal Executive Offices of Reporting Company: Cincinnati, Ohio

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Bernard F. Roberts, Vice President and Comptroller,
139 East Fourth Street, Cincinnati, Ohio 45202

        Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Cinergy Corp.

INSTRUCTIONS FOR USE OF FORM U-13-60

1.	Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.	Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.	Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.	Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.	Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6.	Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c)).

7.	Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.	Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10.	Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.	Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

ANNUAL REPORT OF CINERGY SERVICES, INC.
For the Year Ended December 31, 2002

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Description of Schedules and Accounts

Comparative Balance Sheets - Assets
Comparative Balance Sheets - Liabilities
 Service Company Property
 Accumulated Provision for Depreciation and
    Amortization of Service Company Property
Investments
Accounts Receivable from Associate Companies
Fuel Stock Expenses Undistributed
Stores Expense Undistributed
Miscellaneous Current and Accrued Assets
Miscellaneous Deferred Debits
Research, Development, or Demonstration Expenditures
Proprietary Capital
Long-term Debt
Current and Accrued Liabilities
Notes to Financial Statements
Comparative Income Statements
Analysis of Billing - Associate Companies
Analysis of Billing - Nonassociate Companies
Analysis of Charges for Service - Associate
    and Nonassociate Companies
Schedule of Expense Distribution by Department
    or Service Function
Departmental Analysis of Salaries
Outside Services Employed
Employee Pensions and Benefits
General Advertising Expenses
Miscellaneous General Expenses
Rents
Taxes Other Than Income Taxes
Donations
Other Deductions
Notes to Statements of Income
Schedule or
Account No.

Schedule I
Schedule I
Schedule II

Schedule III
Schedule IV
Schedule V
Schedule VI
Schedule VII
Schedule VIII
Schedule IX
Schedule X
Schedule XI
Schedule XII
Schedule XIII
Schedule XIV
Schedule XV
Account 457
Account 458

Schedule XVI

Schedule XVII
Account 920
Account 923
Account 926
Account 930.1
Account 930.2
Account 931
Account 408
Account 426.1
Account 426.5
Schedule XVIII
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
Description of Reports or Statements Organization Chart Methods of Allocation Annual Statement of Compensation for Use of Capital Billed

Annual Report of Cinergy Services, Inc.
As of December 31, 2002 and 2001

Schedule I - COMPARATIVE BALANCE SHEETS

Give balance sheet of the Company as of December 31 of the current and prior year

		REF	December
ACCOUNT	ASSETS AND OTHER DEBITS	SCHED	2002	2001
			(unaudited)
101 107 108 123 124 131 134 135 136 141 143 144 145 146 152 154 163 165 174 181 184 186 188 190	SERVICE COMPANY PROPERTY
Service Company Property
Construction Work in Progress

         Total Property
Accumulated Provision for Depreciation and
     Amortization of Service Company Property

         Net Service Company Property

INVESTMENTS
Investments in Associate Companies
Other Investments

         Total Investments

CURRENT AND ACCRUED ASSETS
Cash
Special Deposits
Working Funds
Temporary Cash Investments
Notes Receivable
Accounts Receivable
Accumulated Provision for Uncollectible Accounts
Notes Receivable from Associate Companies (Note 3)
Accounts Receivable from Associate Companies
Fuel Stock Expenses Undistributed
Materials and Supplies
Stores Expense Undistributed
Prepayments
Miscellaneous Current and Accrued Assets

         Total Current and Accrued Assets

DEFERRED DEBITS
Unamortized Debt Expense
Clearing Accounts
Miscellaneous Deferred Debits
Research, Development, or Demonstration Expenditures
Accumulated Deferred Income Taxes (Note 6)

         Total Deferred Debits

TOTAL ASSETS AND OTHER DEBITS
		II II III IV IV IV V VI VII VIII IX X
$ 43,330,345
   5,109,966
-------------
  48,440,311

 (29,366,318)
-------------
  19,073,993

           -
  11,062,286
-------------
  11,062,286

  41,806,423
           -
         636
           -
           -
   2,823,568
           -
  79,597,852
  29,720,434
           -
           -
           -
   6,583,726
           -
-------------
 160,532,639

           -
           -
  20,070,285
           -
  18,907,504
-------------
  38,977,789

$229,646,707
			=============
$ 33,347,395
   4,657,478
---------------
  38,004,873

 (22,372,999)
---------------
  15,631,874

           -
  11,563,416
---------------
  11,563,416

   1,347,867
           -
       1,852
           -
           -
     292,405
           -
  69,901,076
  55,133,409
           -
           -
           -
   8,676,217
           -
---------------
 135,352,826

           -
           -
   8,756,153
           -
  11,755,852
---------------
  20,512,005

$183,060,121
				===============

Annual Report of Cinergy Services, Inc.
As of December 31, 2002 and 2001

Schedule I - COMPARATIVE BALANCE SHEETS (Continued)

		REF	December
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	SCHED	2002	2001
			(unaudited)
201 208 211 215 216 219 223 224 225 226 231 232 233 234 235 236 237 238 241 242 228 253 255 282	PROPRIETARY CAPITAL
Common Stock Issued (Note 2)
Donations Received from Stockholders
Miscellaneous Paid-In-Capital
Appropriated Retained Earnings
Unappropriated Retained Earnings
Accumulated Other Comprehensive Income (Loss) (Note 7)

           Total Proprietary Capital

LONG-TERM DEBT
Advances From Associate Companies
Other Long-Term Debt
Unamortized Premium on Long-Term Debt
Unamortized Discount on Long-Term Debt

           Total Long-Term Debt

CURRENT AND ACCRUED LIABILITIES
Notes Payable
Accounts Payable
Notes Payable To Associate Companies
Accounts Payable to Associate Companies
Customer Deposits
Taxes Accrued (Note 6)
Interest Accrued
Dividends Declared
Tax Collections Payable (Note 6)
Miscellaneous Current and Accrued Liabilities

           Total Current and Accrued Liabilities

DEFERRED CREDITS
Accumulated Provisions for Pensions and Benefits (Note 5)
Other Deferred Credits (Pensions and Benefits) (Note 5)
Accumulated Deferred Investment Tax Credits

           Total Deferred Credits

ACCUMULATED DEFERRED INCOME TAXES

TOTAL LIABILITIES AND PROPRIETARY CAPITAL
		XI XI XI XI XI XI XII XII XIII XIII XIII
 $                      4
     155,346
         999
           -
           -
 (15,968,865)
-------------
 (15,812,516)

           -
           -
           -
           -
-------------
           -

           -
  25,549,475
           -
   2,796,053
           -
   1,885,473
           -
           -
   1,881,288
   2,699,476
-------------
  34,811,765

  52,829,674
 158,548,206
           -
-------------
 211,377,880

    (730,422)
-------------

$229,646,707
			=============
   $                      4
       155,346
    (5,087,606)
             -
             -
            -
  -------------
    (4,932,256)

             -
             -
             -
             -
  -------------
             -

             -
    28,466,860
             -
     4,728,069
             -
    (1,438,724)
             -
             -
     1,904,318
     1,746,960
  -------------
    35,407,483

    45,678,463
   107,015,484
             -
  -------------
   152,693,947

      (109,053)
  -------------

  $183,060,121
				=============

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule II — SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES(1)	BALANCE AT CLOSE OF YEAR
301 303 304 305 306 307 308 309 310 311 107	SERVICE COMPANY PROPERTY

Organization
Miscellaneous Intangible Plant
Land and Land Rights
Structures and Improvements
Leasehold Improvements
Equipment (2)
Office Furniture and Equipment
Automobiles, Other Vehicles and
   Related Garage Equipment
Aircraft and Airport Equipment
Other Service Company Property (3)

           Sub-Total

Construction Work in Progress (4)

           TOTAL
		$ - - - - 620,477 - 2,405,833 - - 30,321,085 ------------ 33,347,395 4,657,478 ------------ $38,004,873 ============	$ - - - - 4,831,978 - 35,464 - - 2,124,358 ----------- 6,991,800 7,493,122 ----------- $14,484,922 ===========	$ - - - - - - - - - - --------- - - --------- $ - =========	$ - - - - - - 2,991,150(a) - - - ------------- 2,991,150 (7,040,634)(b) ------------- $ (4,049,484) =============	$ - - - - 5,452,455 - 5,432,447 - - 32,445,443 ------------ 43,330,345 5,109,966 ------------ $ 48,440,311 ============

    NOTES:
    (1)        Provide an explanation of those changes considered material:

(a) Represents office furniture transferred from an affiliate to be used in Cinergy’s new energy trading office. (b) Transferred to Plant-in-Service

    (2)        Subaccounts are required for each class of equipment owned.     None

    (3)        Describe Other Service Company Property: Computer Software $32,445,443

    (4)        Describe Construction Work in Progress: Computer Software $5,109,966

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule III — ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS	OTHER CHANGES ADD (DEDUCT)(1)	BALANCE AT CLOSE OF YEAR
301 303 304 305 306 307 308 309 310 311	SERVICE COMPANY PROPERTY

Organization
Miscellaneous Intangible Plant
Land and Land Rights
Structures and Improvements
Leasehold Improvements
Equipment
Office Furniture and Equipment
Automobiles, Other Vehicles and
    Related Garage Equipment
Aircraft and Airport Equipment
Other Service Company Property

            TOTAL
		$ - - - - (333,764) - (1,571,356) - - (20,467,879) --------------- $(22,372,999) ===============	$ - - - - (298,452) - (366,380) - - (5,865,586) ----------- $(6,530,418) ===========	$ - - - - - - - - - - ----------- $ - ===========	$ - - - - - - (462,901) - - - ------------- $(462,901) =============	$ - - - - (632,216) - (2,400,637) - - (26,333,465) ------------ $(29,366,318) ============

NOTES:

    (1)        Provide an explanation of those changes considered material: Reserve associated with transfer of assets from affiliate $(462,901)

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule IV —INVESTMENTS

INSTRUCTIONS:            Complete the following schedule concerning investments.

Under Account 124,  “Other Investments”, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments”, list each investment separately.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 123 - Investments in Associate Companies	$ -	$ -

TOTAL	$ -	$ -

Account 124 - Other Investments
Rabbi Trust	$ 8,403,728	$ 7,899,383
Voluntary Employee's Beneficiary Association (VEBA)	-	3,215
Cash Surrender Value of Executive
Life Insurance Policies	3,159,688	3,159,688

TOTAL	$11,563,416	$11,062,286

Account 136 - Temporary Cash Investments	$ -	$ -

TOTAL	$ -	$ -

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule V — ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:            Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 146 - Accounts Receivable from Associate Companies
Cinergy Corp.	$ -	$ 3,842,022
The Cincinnati Gas & Electric Company	24,952,151	5,844,118
The Union Light, Heat and Power Company	2,259,926	1,637,774
Lawrenceburg Gas Company	95,380	67,470
KO Transmission Company	1,650	68
PSI Energy, Inc.	25,671,417	15,920,698
CinTec LLC	2,010,000	-
Cinergy Wholesale Energy, Inc.	142,885	2,408,284

TOTAL	$55,133,409	$29,720,434

Analysis Of Convenience Or Accommodation Payments:	None

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule VI — FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:      Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
Account 152 - Fuel Stock Expenses Undistributed	$-	$-	$-

TOTAL	$-	$-	$-

Summary:	None

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule VII — STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:            Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
Account 163 - Stores Expense Undistributed	$ -	$ -	$ -

TOTAL	$ -	$ -	$ -

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule VIII — MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:            Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 174 - Miscellaneous Current
and Accrued Assets	$ -	$ -

TOTAL	$ -	$ -

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule IX- MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:            Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 186 - Miscellaneous Deferred Debits
Intangible Asset Associated with Non-qualified Pension Plans	$ 9,002,409	$12,439,839
Intangible Asset Associated with Qualified Pension Plans	-	7,607,967
Other Miscellaneous Deferred Debits	(246,256)	22,479

TOTAL	$ 8,756,153	$20,070,285

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule X — RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:            Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION	AMOUNT
Account 188 - Research, Development, or
Demonstration Expenditures	$ -

Total	$ -

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule XI - PROPRIETARY CAPITAL

ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING NO. OF SHARES	CLOSE OF PERIOD TOTAL AMOUNT
201	Common Stock Issued	100	$ 0.05	70	$ 4

INSTRUCTIONS:                Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

	DESCRIPTION	AMOUNT
208 211 215 216 219	Donations Received from Stockholders Miscellaneous Paid-In-Capital Appropriated Retained Earnings Unappropriated Retained Earnings Accumulated Other Comprehensive Income (Loss)	$ 155,346 999 - - (15,968,865)(1) ------------------ $(15,812,520) ============

(1)     Prior to 2002, Account 219 information was classified in Account 211. These amounts were reclassified to Account 219 in 2002 in accordance with Federal Energy Regulatory Commission (FERC) reporting requirements. See Note 7 of the Notes to Financial Statements for further explanation.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule XII — LONG-TERM DEBT

INSTRUCTIONS:            Advances from associate companies should be reported separately for advances on notes and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 —Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERMS OF OBLIGATION CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS(1)	BALANCE AT CLOSE OF YEAR
Account 223 - Advances from Associate Companies TOTAL Account 224 - Other Long-Term Debt TOTAL	None None			$ - ---------------- $ - $ - ---------------- $ -	$ - -------------- $ - $ - -------------- $ -	$ - ------------- $ - $ - -------------- $ -	$ - -------------- $ - $ - -------------- $ -	$ - ------------ $ - $ - ---------- $ -

NOTES:

(1)     Give an explanation of deductions: None

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule XIII — CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:            Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the numberof items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 233 - Notes Payable to
Associate Companies	$ - ----------	$ - ----------
Total	$ -	$ -
Account 234 - Accounts Payable to
Associate Companies
Cinergy Corp.	$ 2,107,016	$ -
Cinergy Power Generation Services, LLC	2,621,053	2,621,053
Tri-State Improvement	- ----------	175,000 ----------
Total	$ 4,728,069	$ 2,796,053
Account 242 - Miscellaneous Current and
Accrued Liabilities
Transaction Fees	$ (106,595)	$ (106,756)
Reserve for Medical/Dental Costs	1,850,588	2,805,156
Other Miscellaneous Current and Accrued Liabilities (1)	2,967 ----------	1,076 ----------
Total	$ 1,746,960	$ 2,699,476

(1)	The beginning balance for the Other Miscellaneous Current and Accrued Liabilities is made up of a grouping of two items. The balance at the close of the year is made up of a grouping of four items.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule XIV — NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:                    The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1. Summary of Significant Accounting Policies

(a) Nature of Operations

Cinergy Corp. (Cinergy), a Delaware corporation created in October 1994, owns all outstanding common stock of The Cincinnati Gas & Electric Company (CG&E) and PSI Energy, Inc. (PSI), both of which are public utility subsidiaries. As a result of this ownership, we are considered a utility holding company. Because we are a holding company with material utility subsidiaries operating in multiple states, we are registered with and are subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Cinergy Services, Inc. (Services) is a wholly-owned subsidiary of Cinergy. In addition to those listed above, Cinergy’s other principal subsidiaries are Cinergy Investments, Inc., Cinergy Global Resources, Inc., and Cinergy Wholesale Energy, Inc.

Services, a Delaware corporation, is the service company for the Cinergy consolidated group, providing member companies with a variety of centralized administrative, management, and support services.

(b) Presentation

Management makes estimates and assumptions when preparing financial statements under generally accepted accounting principles (GAAP). Actual results could differ, as these estimates and assumptions involve judgment. These estimates and assumptions affect various matters, including:

• the reported amounts of assets and liabilities in the Comparative Balance Sheets at the dates of the financial statements;
• the disclosure of contingent assets and liabilities at the dates of the financial statements; and
• the reported amounts of revenues and expenses in the Comparative Income Statements during the reporting periods.

(c) Regulation

Services is subject to regulation by the SEC under the PUHCA. The accounting policies of Services conform to GAAP and follow the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies prescribed by the SEC pursuant to the PUHCA.

(d) Service Company Property

Services’ property includes property and equipment that is in use or under construction and is recorded at its original cost, which includes:

• materials; • salaries; • payroll taxes; • fringe benefits; and • other miscellaneous amounts.

(e) Depreciation

Provisions for depreciation are determined by using the straight-line method applied to the cost of depreciable plant in service. The effective annual depreciation rate for 2002 was 10.41% and for 2001 was 12.5%. Software is amortized over a five-year period at an annual rate of 20%.

(f) Federal and State Income Taxes

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires an asset and liability approach for financial accounting and reporting of income taxes. The tax effects of differences between the financial reporting and tax basis of accounting are reported as Accumulated Deferred Income Taxes in the Comparative Balance Sheets and are based on currently enacted income tax rates.

(g) Income and Expenses

The services provided to affiliated companies are provided at cost and in accordance with the SEC regulations under the PUHCA. Services provides to the affiliated companies a variety of centralized administrative, management, and support services in accordance with agreements approved by the SEC under the PUHCA. The costs of these services are charged on a direct basis or, for general costs which cannot be directly attributed, based on predetermined allocation factors defined in the service agreements between Services and the client companies. (See Methods of Allocation.)

2. Common Stock

Services is authorized to issue 100 shares of Common Stock at a par value of five cents ($.05) per share and had 70 shares outstanding at December 31, 2002 and December 31, 2001. Cinergy holds all of Services’ outstanding common stock.

3. Notes Receivable from Associate Companies

Cinergy, Services, and Cinergy’s utility companies participate in a money pool arrangement to better manage cash and working capital requirements. Under this arrangement, the companies with surplus short-term funds provide short-term loans to affiliates (other than Cinergy) participating under this arrangement. This surplus cash may be from internal or external sources. The amounts outstanding under this money pool arrangement are shown as Notes Receivables from Associate Companies on Services Comparative Balance Sheets.

4. Leases

Cinergy and its subsidiaries, including Services, have entered into operating lease agreements for various facilities and properties, such as computer, communication and transportation equipment, and office space. Total rental payments on operating leases for each of the past two years are detailed below. This table also shows future minimum lease payments required for operating leases with remaining non-cancelable lease terms in excess of one year as of December 31, 2002 for services:

	Actual Payments		Estimated Minimum Payments
	2001	2002	2003	2004	2005	2006	2007	After 2007	Total
	(in millions)
Cinergy	$61	$64	$43	$33	$26	$22	$18	$52	$194

5. Pension and Other Postretirement Benefits

Cinergy’s qualified defined benefit pension plans, of which Services is a participant, cover substantially all of our United States (U.S.) employees meeting certain minimum age and service requirements. A final average pay formula determines plan benefits. These plan benefits are based on (1) years of participation, (2) age at retirement, and (3) the applicable average Social Security wage base or benefit amount.

Cinergy’s pension plan funding policy for our U.S. employees is to contribute at least the amount required by the Employee Retirement Income Security Act of 1974, and up to the amount deductible for income tax purposes. The pension plans’ assets consist of investments in equity and fixed income securities.

Cinergy, including Services, provides certain health care and life insurance benefits to our retired U.S. employees and their eligible dependents. These benefits are subject to minimum age and service requirements. The health care benefits include medical coverage, dental coverage, and prescription drugs and are subject to certain limitations, such as deductibles and co-payments.

In addition, Cinergy sponsors non-qualified pension plans (plans that do not meet the criteria for tax benefits) that cover officers, certain other key employees, and non-employee directors. Cinergy began funding certain of these non-qualified plans through a rabbi trust in 1999. This trust, which consists of equity and fixed income securities, is not restricted to the payment of plan benefits and therefore, not considered plan assets under Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions. At December 31, 2002 and 2001, trust assets were approximately $8 million and are reflected in Cinergy’s Balance Sheets as Other investments.

In 2002, Cinergy offered voluntary early retirement programs to certain individuals. In accordance with Statement of Financial Accounting Standards No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (Statement 88), Cinergy recognized an expense of $39.1 million in 2002.

Cinergy’s benefit plans’ costs for the past two years, as well as the actuarial assumptions used in determining these costs, included the following components:

	Qualified Pension Benefits		Non-Qualified Pension Benefits		Other Postretirement Benefits

	2002	2001	2002	2001	2002	2001
	(in millions)
Service cost	$ 27.3	$ 27.9	$ 2.7	$ 2.1	$ 3.5	$ 3.8
Interest cost	79.2	77.5	5.1	4.8	19.6	17.9
Expected return on plans' assets	(86.3)	(81.9)	-	-	(0.3)	-
Amortization of transition (asset) obligation	(1.3)	(1.3)	0.1	0.1	5.0	5.0
Amortization of prior service cost	6.2	4.6	0.9	1.1	-	-
Recognized actuarial (gain) loss	(5.4)	(3.2)	0.8	0.6	1.1	0.1
Voluntary early retirement costs (Statement 88)	38.6	-	0.5	-	-	-
Net periodic benefit cost	$ 58.3	$ 23.6	$ 10.1	$ 8.7	$ 28.9	$ 26.8

The net periodic benefit cost for Services was as follows:

	Qualified Pension Benefits		Non-Qualified Pension Benefits		Other Postretirement Benefits

	2002	2001	2002	2001	2002	2001
	(in millions)
Services	$ 20.2	$ 9.6	$ 8.0	$ 2.9	$ 4.2	$ 4.2

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2002, and a statement of the funded status as of December 31 of both years.

	Qualified Pension Benefits		Non-Qualified Pension Benefits		Other Postretirement Benefits

	2002	2001	2002	2001	2002	2001
	(in millions)
Change in benefit obligation
Benefit obligation at beginning of period	$ 1,083.5	$ 1,064.5	$ 70.9	$ 67.0	$ 270.4	$ 247.1
Service cost	27.3	27.9	2.7	2.1	3.5	3.8
Interest cost	79.2	77.5	5.1	4.8	19.6	17.9
Amendments(1)	43.3	18.0	4.5	(1.8)	(12.3)	-
Actuarial (gain) loss	156.5	(43.6)	20.6	4.3	80.2	17.9
Benefits paid	(74.9)	(60.8)	(6.0)	(5.5)	(18.2)	(16.3)

Benefit obligation at end of period	1,314.9	1,083.5	97.8	70.9	343.2	270.4

Change in plan assets
Fair value of plan assets at beginning of period	875.4	1,043.6	-	-	-	-
Actual return on plan assets	(48.0)	(108.1)	-	-	-	-
Employer contribution	4.0	0.7	6.0	5.5	18.2	16.3
Benefits paid	(74.9)	(60.8)	(6.0)	(5.5)	(18.2)	(16.3)

Fair value of plan assets at end of period	756.5	875.4	-	-	-	-

Funded status	(558.4)	(208.1)	(97.8)	(70.9)	(343.2)	(270.4)

Unrecognized prior service cost	48.4	50.0	13.5	10.2	-	-
Unrecognized net actuarial (gain) loss	196.2	(100.1)	37.6	17.7	125.5	45.7
Unrecognized net transition (asset) obligation	(1.9)	(3.2)	0.1	0.1	33.5	50.8

Benefit cost at December 31	$ (315.7)	$ (261.4)	$ (46.6)	$ (42.9)	$ (184.2)	$ (173.9)
Amounts recognized in balance sheets
Accrued benefit liability	$ (353.0)	$ (261.4)	$ (89.0)	$ (63.3)	$ (184.2)	$ (173.9)
Intangible asset	32.6	-	13.6	10.3	-	-
Accumulated other comprehensive income (pre-tax)	4.7	-	28.8	10.1	-	-

Net recognized at end of period	$ (315.7)	$ (261.4)	$ (46.6)	$ (42.9)	$ (184.2)	$ (173.9)

(1)	For 2002, the amount of $43.3 million and $4.5 million includes $38.6 million and $0.5 million, respectively of voluntary early retirement expenses in accordance with Statement 88, as previously discussed.

The following table provides the weighted-average actuarial assumptions.

	Qualified Pension Benefits		Non-Qualified Pension Benefits		Other Postretirement Benefits

	2002	2001	2002	2001	2002	2001
Actuarial assumptions:
Discount rate	6.75%	7.50%	6.75%	7.50%	6.75%	7.50%
Rate of future compensation increase	4.00	4.50	4.00	4.00	N/A	N/A
Rate of return on plans' assets	9.00	9.25	N/A	N/A	N/A	3.00

For measurement purposes, Cinergy assumed a seven percent annual rate of increase in the per capita cost of covered health care benefits for 2002. It was assumed that the rate would decrease gradually to five percent in 2008 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage- Point Increase	One-Percentage-Point Decrease

	(in millions)
Effect on total of service and interest cost components	$ 3.4	$ (2.9)

Effect on postretirement benefit obligation	44.3	(38.7)

During 2002, eligible employees were offered the opportunity to make a one-time election, effective January 1, 2003, to either continue to have their pension benefit determined by the current defined benefit pension formula or to have their benefit determined using a cash balance formula. Participants in the cash balance plan may request a lump-sum cash payment based upon termination of their employment which may result in increased cash requirements from pension plan assets.

Since 85 percent of eligible employees chose to continue with the traditional pension formula, we do not believe the cash balance features will have a material effect on our financial position or results of operations.

6. Income Taxes

Services’ net deferred income tax asset at December 31, 2002, and 2001, is as follows:

	2002	2001
Deferred Income Tax Liability	$ (730,422)	$ (109,053)
Deferred Income Tax Asset
Accrued pension and other benefit costs	18,907,504	11,755,852

Net Deferred Income Tax Asset	$ 19,637,926	$ 11,864,905

Services will participate in the filing of a consolidated federal income tax return with Cinergy for the year ended December 31, 2002. The current tax liability is allocated among the members of the Cinergy consolidated group pursuant to a tax sharing agreement consistent with Rule 45(c) of the PUHCA.

A summary of federal and state income taxes charged (credited) to income and the allocation of such amounts is as follows:

	2002	2001
Current Income Taxes
Federal	$ 196,754	$(1,519,833)
State	585,169	(480,517)

Total current income taxes	781,923	(2,000,350)
Deferred Income Taxes
Federal
Pension and other benefit costs	76,119	2,066,576
State
Pension and other benefit costs	(413,349)	943,843

Total deferred income taxes	(337,230)	3,010,419

Total Income Taxes	$ 444,693	$ 1,010,069

7. Comprehensive Income

The elements of Comprehensive income and their related tax effects for the years ended 2002 and 2001 are as follows:

	Comprehensive Income
	2002			2001
	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax
Net income	$ -	$ -	$ -	$ -	$ -	$ -
Other comprehensive income (loss):
Minimum pension liability adjustment	(17,610,676)	7,156,295	(10,454,381)	(2,571,762)	1,033,077	(1,538,685)
Unrealized gain (loss) on investment trusts	(709,774)	283,895	(425,879)	(550,588)	274,891	(275,697)

Total other comprehensive income (loss)	(18,320,450)	7,440,190	(10,880,260)	(3,122,350)	1,307,968	(1,814,382)

Total comprehensive income (loss)	$(18,320,450)	$7,440,190	$(10,880,260)	$(3,122,350)	$1,307,968	$(1,814,382)

The after-tax components of Accumulated other comprehensive income (loss) as of December 31, 2002 and 2001 are as follows:

	Accumulated Other Comprehensive Income (Loss) Classification
	Minimum Pension Liability Adjustment	Unrealized Gain (Loss) on Investment Trusts	Total Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2000	$(3,045,984)	$(228,239)	$(3,274,223)
Current-period change	(1,538,685)	(275,697)	(1,814,382)

Balance at December 31, 2001	$(4,584,669)	$(503,936)	$(5,088,605)
Current-period change	(10,454,381)	(425,879)	(10,880,260)

Balance at December 31, 2002	$(15,039,050)	$(929,815)	$(15,968,865)

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule XV - COMPARATIVE INCOME STATEMENTS

December 31
ACCOUNT	DESCRIPTION	2002	2001
(unaudited)
457 458 415 419 920 921 922 923 924 925 926 928 930.1 930.2 931 932 403, 404 408 409 410 411 411.5 421 426.1 426.5 427 430 431	INCOME

Services Rendered to Associate Companies
Services Rendered to Nonassociate Companies
Jobbing and Contract Work
Other Interest Income

                     Total Income

EXPENSE

Salaries and Wages
Office Supplies and Expenses
Administrative Expenses Transferred - Credit
Outside Services Employed
Property Insurance
Injuries and Damages
Employee Pensions and Benefits
Regulatory Commission Expense
General Advertising Expenses
Miscellaneous General Expenses
Rents
Maintenance of Structures and Equipment
Depreciation and Amortization Expense
Taxes Other Than Income Taxes
Income Taxes
Provision for Deferred Income Taxes
Provision for Deferred Income Taxes - Credit
Investment Tax Credit
Miscellaneous (Income) or Loss
Donations
Other Deductions
Interest on Long-term Debt
Interest on Debt to Associate Companies
Other Interest Expense

                     Total Expense

                     NET INCOME or (LOSS)

$ 472,222,568
              -
              -
      1,692,511
-----------------

    473,915,079

    254,658,308
     48,203,526
            193
     45,717,402
        262,760
         41,490
     43,246,117
      2,204,802
              -
     23,847,556
     33,248,508
      5,445,800
      6,530,617
     10,351,605
        781,923
       (337,230)
              -
              -
       (288,298)
              -
         -
              -
              -
        -
-----------------

    473,915,079

  $                      -
===============

$ 483,480,030
             -
             -
     2,113,872
---------------

   485,593,902

   262,734,362
    60,158,048
    (1,525,842)
    42,175,401
       352,331
       760,406
    37,927,024
       988,296
         3,967
    24,552,969
    34,790,180
     5,896,335
     6,344,169
     9,126,902
    (2,000,350)                          408,056
     2,602,363
             -
             -
             -
             -
             -
           932
       298,353
---------------

   485,593,902

  $                      -
===============

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

ANALYSIS OF BILLING

ASSOCIATE COMPANIES - ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL AMOUNT BILLED
Cinergy Corp.	$ 4,699,578	$ 1,691,834	$ -	$ 6,391,412
The Cincinnati Gas & Electric Company	55,743,073	126,115,552	-	181,858,625
The Union Light, Heat and Power Company	7,929,849	15,084,836	-	23,014,685
Tri-State Improvement Company	78,590	24,187	-	102,777
Lawrenceburg Gas Company	216,116	519,659	-	735,775
Miami Power Corporation	3,186	-	-	3,186
KO Transmission Company	7,147	(121)	-	7,026
PSI Energy, Inc.	69,978,495	119,529,807	-	189,508,302
Cinergy Investments, Inc.	23,892	15,308	-	39,200
Cinergy Capital & Trading, Inc.	1,376,012	13,164,927	-	14,540,939
Brownsville Power I, LLC	7,235	-	-	7,235
Caledonia Power I, LLC	8,126	-	-	8,126
CinCap VII, LLC	12,858	-	-	12,858
CinCap Madison, LLC	8,064	(848)	-	7,216
Cinergy Marketing & Trading, LLC	10,551,869	13,517,214	-	24,069,083
Oak Mountain Products, LLC	1,151	-	-	1,151
LH1, LLC	43,493	-	-	43,493
Cinergy Telecommunications Holding Company, Inc.	9,496	(848)	-	8,648
Cinergy Engineering, Inc.	756	-	-	756
Cinergy-Centrus, Inc.	-	(485)	-	(485)
Cinergy Solutions Holding Company, Inc.	4,353,619	49,802	-	4,403,421
Vestar, Inc.	56,622	633,868	-	690,490
Cinergy EPCOM, LLC	290,574	-	-	290,574
Cinergy EPCOM College Park, LLC	188,777	-	-	188,777
Cinergy Solutions, Inc.	2,846,355	402,295	-	3,248,650
Cinergy Solutions of Philadelphia, LLC	80,420	-	-	80,420
CSGP of Southeast Texas, LLC	144,857	7,614	-	152,471
Lansing Grand River Utilities, LLC	-	145,984	-	145,984
Cinergy Solutions of Tuscola, Inc.	35,767	178,387	-	214,154
Cinergy Supply Network, Inc.	18,726	-	-	18,726
Cinergy Technology, Inc.	42,566	(1,091)	-	41,475
Cinergy Global Resources, Inc.	1,348,623	640,387	-	1,989,010
Cinergy UK, Inc.	75	(121)	-	(46)
Cinergy Global Power, Inc.	1,675,452	(4,904)	-	1,670,548
Cinergy Ventures, LLC	1,127,146	(4,726)	-	1,122,420
Cinergy One, Inc.	1,697,777	1,817	-	1,699,594
Cinergy Two, Inc.	143	-	-	143
Cinergy Wholesale Energy, Inc.	48,241	-	-	48,241
Cinergy Power Generation Services, LLC	5,107	15,851,825	-	15,856,932
CinCap MVC OpCo, LLC	576	-	-	576

TOTAL	$164,660,409	$ 307,562,159	$ -	$ 472,222,568

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES — ACCOUNT 458

Instructions:            Provide a brief description of the services rendered to each nonassociate company.

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED 458-1	INDIRECT COSTS CHARGED 458-2	COMPENSATION FOR USE OF CAPITAL 458-3	TOTAL COST	EXCESS OR DEFICIENCY 458-4	TOTAL AMOUNT BILLED
	$-	$-	$-	$-	$-	$-

TOTAL	$-	$-	$-	$-	$-	$-

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule XVI — ANALYSIS OF CHARGES FOR SERVICE — ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS:            Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

Account	Description Of Items	Associate Company Charges			Nonassociate Company Charges			Total Charges for Service

		Direct Cost	Indirect Cost	Total	Direct Cost	Indirect Cost	Total	Direct Cost	Indirect Cost	Total

920 921 922 923 924 925 926 928 930.1 930.2 931 932 403 404 408 409 410 411 421 426.1 426.5 427 430 431	Salaries and Wages
Office Supplies and Expenses
Administrative Expense Transferred - Credit
Outside Services Employed
Property Insurance
Injuries and Damages
Employee Pensions and Benefits
Regulatory Commission Expense
General Advertising Expenses
Miscellaneous General Expenses
Rents
Maintenance of Structures and Equipment
Depreciation
Amortization Expense
Taxes Other Than Income Taxes
Income Taxes
Provision for Deferred Income Taxes
Provision for Deferred Income Taxes - Credit
Miscellaneous Income or Loss
Donations
Other Deductions
Interest on Long-term Debt
Interest on Debt to Associate Companies
Other Interest Expense

                          TOTAL EXPENSES
		$104,696,745 14,132,660 193 10,791,068 262,760 9,792 16,759,290 2,204,802 - 9,431,237 3,730,263 215,547 - 7,389 2,210,124 - - - - - - - - - $164,451,870	$149,961,563 34,070,866 - 34,926,334 - 31,698 26,486,827 - - 14,416,319 29,518,245 5,230,253 659,712 5,863,516 8,141,481 781,923 (337,230) - (288,298) - - - - - $309,463,209	$254,658,308 48,203,526 193 45,717,402 262,760 41,490 43,246,117 2,204,802 - 23,847,556 33,248,508 5,445,800 659,712 5,870,905 10,351,605 781,923 (337,230) - (288,298) - - - - - $473,915,079	$ - - - - - - - - - - - - - - - - - - - - - - - - $ -	$ - - - - - - - - - - - - - - - - - - - - - - - - $ -	$ - - - - - - - - - - - - - - - - - - - - - - - - $ -	$104,696,745 14,132,660 193 10,791,068 262,760 9,792 16,759,290 2,204,802 - 9,431,237 3,730,263 215,547 - 7,389 2,210,124 - - - - - - - - - $164,451,870	$149,961,563 34,070,866 - 34,926,334 - 31,698 26,486,827 - - 14,416,319 29,518,245 5,230,253 659,712 5,863,516 8,141,481 781,923 (337,230) - (288,298) - - - - - $309,463,209	$254,658,308 48,203,526 193 45,717,402 262,760 41,490 43,246,117 2,204,802 - 23,847,556 33,248,508 5,445,800 659,712 5,870,905 10,351,605 781,923 (337,230) - (288,298) - - - - - $473,915,079

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:            Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

Account	Description Of Items	DEPARTMENT OR SERVICE FUNCTION

		TOTAL AMOUNT	OVERHEAD	INFORMATION SYSTEMS	METERS AND TRANSPORTATION	ELEC. SYSTEM MAINTENANCE	INTERNAL AUDITING	ELEC. TRANS. & DISTRIBUTION	ACCOUNTING

920 921 922 923 924 925 926 928 930.1 930.2 931 932 403 404 408 409 410 411 411.5 421 426.1 426.5 427 430 431	Salaries and Wages
Office Supplies and Expenses
Administrative Expense Transferred - Credit
Outside Services Employed
Property Insurance
Injuries and Damages
Employee Pensions and Benefits
Regulatory Commission Expense
General Advertising Expense
Miscellaneous General Expenses
Rents
Maintenance of Structures and Equipment
Depreciation
Amortization Expense
Taxes Other Than Income Taxes
Income Taxes
Provision for Deferred Income Taxes
Provision for Deferred Income Taxes - Credit
Investment Tax Credit
Miscellaneous (Income) or Loss
Donations
Other Deductions
Interest on Long-term Debt
Interest on Debt to Associate Companies
Other Interest Expense

Total Expenses	$254,658,308
  48,203,526
         193
  45,717,402
     262,760
      41,490
  43,246,117
   2,204,802
           -
  23,847,556
  33,248,508
   5,445,800
     659,712
   5,870,905
  10,351,605
     781,923
    (337,230)
           -
           -
    (288,298)
           -
      -
           -
           -
     -
---------------

		$473,915,079	$ - - - - - - - - - - - - 659,712 5,870,905 31,782 781,923 (337,230) - - (288,298) - - - - - --------------- $6,718,794	$30,847,519 13,234,510 158 18,575,997 - - 5,708,936 - - 139,740 13,737,608 3,066,552 - - 1,402,124 - - - - - - - - - - --------------- $86,713,144	$14,747,073 1,118,950 - 29,879 274,760 - 1,221,195 - - 111,160 136,921 1,086 - - 311,496 - - - - - - - - - - --------------- $17,952,520	$ 7,649,965 1,819,891 - (22,580) - - 1,344,090 - - 81,142 179,298 11,836 - - 343,761 - - - - - - - - - - --------------- $11,407,403	$ 3,864 356,187 - 1,872,549 - - 781 - - - 11,668 - - - 195 - - - - - - - - - - --------------- $2,245,244	$29,544,234 1,427,645 - 1,554,838 - - 1,034,075 - - 1,300,849 137,261 9,671 - - 310,351 - - - - - - - - - - --------------- $35,318,924	$ 6,476,749 984,178 - 3,639,068 (12,000) - 1,920,921 7,559 - 593,092 10,400,348 - - - 1,347,404 - - - - - - - - - - --------------- $25,357,319

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule XVII — SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:            Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System:Uniform System of Account(s))

Account	Description Of Items	DEPARTMENT OR SERVICE FUNCTION

		HUMAN RESOURCES	MATERIALS MANAGEMENT	FACILITIES	MARKETING & CUST. RELATIONS	ENVIRONMENTAL AFFAIRS	PUBLIC AFFAIRS	POWER ENG. & CONSTRUCTION	INVESTOR RELATIONS

920 921 922 923 924 925 926 928 930.1 930.2 931 932 403 404 408 409 410 411 411.5 421 426.1 426.5 427 430 431	Salaries and Wages
Office Supplies and Expenses
Administrative Expense Transferred - Credit
Outside Services Employed
Property Insurance
Injuries and Damages
Employee Pensions and Benefits
Regulatory Commission Expense
General Advertising Expense
Miscellaneous General Expenses
Rents
Maintenance of Structures and Equipment
Depreciation
Amortization Expense
Taxes Other Than Income Taxes
Income Taxes
Provision for Deferred Income Taxes
Provision for Deferred Income Taxes - Credit
Investment Tax Credit
Miscellaneous (Income) or Loss
Donations
Other Deductions
Interest on Long-term Debt
Interest on Debt to Associate Companies
Other Interest Expense

	Total Expenses	$39,911,469 1,225,347 - 2,199,324 - - 1,441,652 - - 12,219,188 145,078 - - - 566,870 - - - - - - - - - - ----------- $57,708,928	$11,501,139 2,184,194 - 476,231 - - 935,038 - - 109,495 115,472 90 - - 258,339 - - - - - - - - - - ----------- $15,579,998	$ 3,175,441 4,615,664 - 169,178 - - 1,092,077 - - (1,816) 4,443,596 2,278,726 - - 284,313 - - - - - - - - - - ----------- $16,057,179	$16,118,472 3,033,768 - 2,981,113 - - 4,120,883 - - 998,414 730,165 75,019 - - 1,083,909 - - - - - - - - - - ----------- $29,141,743	$1,430,799 1,134,920 - 510,863 - - 359,906 - - 397,064 22,860 - - - 98,454 - - - - - - - - - - ---------- $3,954,866	$3,585,587 708,783 - 254,162 - - 842,076 - - 361,184 317,549 - - - 256,203 - - - - - - - - - - ----------- $6,325,544	$15,195,503 715,181 - 28,692 - 7,949 645,728 - - 785,410 69,552 1,805 - - 174,401 - - - - - - - - - - ----------- $17,624,221	$ 838,460 643,516 - 550,756 - - 230,560 - - 2,798 28,061 - - - 59,340 - - - - - - - - - - ----------- $2,353,491

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule XVII —SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:            Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

Account	Description Of Items	DEPARTMENT OR SERVICE FUNCTION

		LEGAL	RATES	FINANCE	RIGHT OF WAY	FUELS	PLANNING	EXECUTIVE	POWER PLANNING

920 921 922 923 924 925 926 928 930.1 930.2 931 932 403 404 408 409 410 411 411.5 421 426.1 426.5 427 430 431
Salaries and Wages
Office Supplies and Expenses
Administrative Expense Transferred - Credit
Outside Services Employed
Property Insurance
Injuries and Damages
Employee Pensions and Benefits
Regulatory Commission Expense
General Advertising Expense
Miscellaneous General Expenses
Rents
Maintenance of Structures and Equipment
Depreciation
Amortization Expense
Taxes Other Than Income Taxes
Income Taxes
Provision for Deferred Income Taxes
Provision for Deferred Income Taxes - Credit
Investment Tax Credit
Miscellaneous (Income) or Loss
Donations
Other Deductions
Interest on Long-term Debt
Interest on Debt to Associate Companies
Other Interest Expense

             Total Expenses
		$ 9,026,667 1,942,737 - 5,381,042 - 797 2,116,780 14,295 - 2,144,118 228,584 - - - 667,940 - - - - - - - - - - ----------- $21,522,960	$2,115,184 123,226 - 659,279 - - 637,261 4,405 - 14,247 46,782 - - - 159,942 - - - - - - - - - - ----------- $3,760,326	$30,246,663 4,048,853 - 3,785,269 - 31,618 8,971,210 2,157,968 - 1,093,643 322,199 - - - 1,217,717 - - - - - - - - - - ----------- $51,875,140	$1,051,974 28,019 - 301 - - 205,392 - - 371,560 20,427 - - - 56,624 - - - - - - - - - - ----------- $1,734,297	$ 534,678 72,155 - 5,065 - - 578,638 - - 2,166,221 6 - - - 151,455 - - - - - - - - - - ---------- $3,508,218	$325,132 50,571 - 136,752 - - 94,557 - - - 10,396 - - - 24,463 - - - - - - - - - - -------- $641,871	$14,927,261 4,212,521 - 1,874,014 - 1,126 5,706,073 20,575 - 562,475 123,715 - - - 399,806 - - - - - - - - - - ------------ $27,827,566	$15,404,475 4,522,710 35 1,055,610 - - 4,038,288 - - 397,572 2,020,962 1,015 - - 1,144,716 - - - - - - - - - - ------------ $28,585,383

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

	DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT		INCLUDED IN AMOUNTS BILLED TO			NUMBER PERSONNEL
INDICATE EACH DEPARTMENT OR SERVICE FUNCTION	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON- ASSOCIATES	END OF YEAR
Information Systems	$ 30,847,519	$ 87,363	$ 30,760,156	$-	341
Meters and Transportation	14,747,073	-	14,747,073	-	182
Electric System Maintenance	7,649,965	-	7,649,965	-	104
Marketing and Customer Relations	16,118,472	-	16,118,472	-	333
Electric Transmission and Distribution
Engineering and Construction	29,544,234	-	29,544,234	-	310
Power Engineering and Construction	15,195,503	-	15,195,503	-	179
Human Resources	39,911,469	7	39,911,462	-	52
Materials Management	11,501,139	23,651	11,477,488	-	146
Facilities	3,175,441	1,911	3,173,530	-	82
Accounting	6,476,749	77,648	6,399,101	-	126
Power Planning	15,404,475	-	15,404,475	-	192
Public Affairs	3,585,587	30,564	3,555,023	-	47
Legal	9,026,667	10,084	9,016,583	-	79
Rates	2,115,184	15	2,115,169	-	27
Finance	30,246,663	111,530	30,135,133	-	149
Right of Way	1,051,974	-	1,051,974	-	14
Internal Auditing	3,864	107	3,757	-	-
Environmental Affairs	1,430,799	-	1,430,799	-	16
Fuels	534,678	-	534,678	-	23
Investor Relations	838,460	24,651	813,809	-	8
Planning	325,132	9,559	315,573	-	6
Executive	14,927,261	99,931	14,827,330	-	69

Total	$254,658,308	$477,021	$254,181,287	$-	2,485

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYED — ACCOUNT 923

INSTRUCTIONS:      Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED (1)	DESCRIPTION	AMOUNT

Auditing Services:
     Arthur Andersen LLP
     Deloitte & Touche LLP

Legal Services:
     AEMS LLC
     Hogan & Hartson
     Hunton & Williams
     Latham & Watkins
     Mayer, Brown, Rowe & Maw
     Plews, Shadley, Racher & Braun
     Skadden, Arps, Slate, Meagher & Flom, LLP
     Special Counsel
     Taft, Stettinius & Hollister LLP
     Thompson Hine & Flory LLP

Other Services:
     Accenture LLP
     Alpine Group
     Analysts International Corporation
     Balancing
     BEA Systems, Inc.
     Bell Tech.Logix, Inc.
     Cambridge Energy Research
     Cap Gemini Ernst & Young
     CIBER, Inc.
     Compaq Computer Corporation
     Competitive Business Association, Inc.
     Convergent Group
     Corestaff Services
     Craig Cooper
     CSC Consulting, Inc.
     Cyberdyne Systems, Inc.
     dbaDIRECT, Inc.
     divine, Inc.
e-Acumen

Audit and Financial Consulting Services
Audit and Financial Consulting Services

   Sub-Total

Legal Services
Legal Services
Legal Services
Legal Services
Legal Services
Legal Services
Legal Services
Legal Services
Legal Services
Legal Services

   Sub-Total

Project Consulting Services for Energy Merchant Business Unit
Government Relations Consulting Services
Information Technology Consulting Services
Human Resources Form Development Services
Information Technology Consulting Services
Information Technology Consulting Services
Energy Market Consulting Services
Information Technology Consulting Services
Information Technology Consulting Services
Information Technology Consulting Services
Information Technology Consulting Services
Information Technology Consulting Services
Information Technology Consulting Services
Share Saver Consulting Services
Information Technology Consulting Services
Information Technology Consulting Services
Data Storage Support Services
Information Technology Consulting Services
Subscription Fees & Security Deposit Expenses

$ 1,141,498
  4,057,566
-----------
  5,199,064

    239,706
    769,909
    406,576
    139,264
    600,464
    343,282
    1,024,337
    133,648
    150,340
    562,518
--------------
  4,370,044

  2,009,048
    255,000
    110,129
    101,182
    163,060
    896,112
    197,657
    865,138
    653,806
    169,543
    739,053
  1,380,114
  2,687,554
    119,501
  1,673,044
    128,686
    973,805
    142,638
165,550

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

FROM WHOM PURCHASED (1)	DESCRIPTION	AMOUNT
Other Services (Continued):
     EMC Corporation
     Fusion Technologies LLC
     G.A. Sullivan
     Gerald Stewart
     Gontero and Associates
     The Hennegan Company
     Hewitt & Associates LLC
     Howard Systems International
     ICF Resources, Inc.
     Lucrum, Inc.
     Manpower, Inc.
     Microsoft Corporation
     National Economic Research Associates, Inc.
     Natsource
     PA Consulting Group
     Personnel Decisions International
     PriceWaterhouseCoopers LLP
     Professional Computer Center, Inc.
     Professional Computer Consultants, Inc.
     Professional Contracting Solutions, Inc.
     Professional Data Resources, Inc.
     RHR International Company
     Richard F. Hohlt
     Richard S Consulting, Inc.
     Risk Capital Management Partners LLC
     Risk Management Alternatives
     Risk Management Services
     Scott Madden & Associates, Inc.
     Spencer Stuart
     Structure Consulting Group LLC
     T.C. Modeling Systems, Inc
     Technology & Business Integrators
      Technology Partners
     Towers Perrin, Inc.
     Triple Point Technology, Inc.
     YCA
     Other (2)

Data Storage Services
Information Technology Consulting Services
Information Technology Consulting Services
Market Analysis Consulting Services
Information Technology Consulting Services
Creative Design Consulting
Benefit Consulting and Administration Services
Information Technology Consulting Services
Asset Valuation Consulting Services
Information Technology Consulting Services
Contract Labor Services
Information Technology Consulting Services
Economic Consulting Services
Consulting, Brokering and Legal Services
Market Research Consulting Services
Human Resources Consulting Services
Internal Audit Services
Information Technology Consulting Services
Information Technology Consulting Services
Information Technology Consulting Services
Information Technology Consulting Services
Organizational Development Consulting Services
Federal Legislation Consulting Services
Information Technology Consulting Services
Risk Management Consulting Services
Risk Management Consulting Services
Risk Management Consulting Services
Human Resources Consulting Services
Human Resources Consulting Services
Information Technology Consulting Services
Information Technology Consulting Services
Information Technology Consulting Services
Information Technology Consulting Services
Actuarial Consulting Services
Information Technology Consulting Services
Project Consulting Services

   Sub-Total

 Total Outside Services

    212,000
    290,431
    107,536
    125,146
    105,186
    231,628
    426,405
    182,084
    196,336
    164,123
    109,172
    651,236
    612,709
    106,000
    118,622
    419,025
  2,965,436
    519,147
    389,791
    286,200
    108,051
    239,575
    187,477
    114,742
  1,084,067
  1,713,664
    159,254
    864,400
    275,732
    284,698
    877,060
  1,396,172
  1,205,898
    245,498
  3,532,565
    429,775
  1,780,833
--------------
 36,148,294
--------------
$45,717,402
===========

    (1)        All companies from which Services purchased outside services were non-associated companies, unless otherwise noted.

    (2)        Outside services performed that did not meet the $100,000 amount are totaled in this line item.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

EMPLOYEE PENSIONS AND BENEFITS — ACCOUNT 926

INSTRUCTIONS:            Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Pension	$12,478,624
Post Retirement	2,825,553
Medical/Dental insurance	18,980,925
401(k) contributions	4,926,445
Life insurance	691,520
Work Life Programs	1,418,149
Wellness Programs	142,506
Employee Assistance Programs	182,041
Tuition Reimbursement	1,005,194
Long-Term Disability	262,046
Other	333,114

TOTAL	$43,246,117

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

GENERAL ADVERTISING EXPENSES — ACCOUNT 930.1

INSTRUCTIONS:             Provide a listing of the amount included in Account 930.1, “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
	TOTAL	$ - ------- $ - ====

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

MISCELLANEOUS GENERAL EXPENSES — ACCOUNT 930.2

INSTRUCTIONS:            Provide a listing of the amount included in Account 930.2, “Miscellaneous General Expenses”, classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
Information Systems Consulting and Services	$ 860,847
Company Membership Fees and Dues	2,065,529
Directors' Fees	1,756,692
Relocation Expenses	44,658
Miscellaneous Stores and Transportation Expenses	2,015,564
Customer Records and Collections	480,717
Statement 88 Expenses(1)	12,223,807
Other Miscellaneous Items	4,399,742

TOTAL	$23,847,556

(1)    In 2002, Cinergy offered voluntary early retirement programs to certain individuals. Cinergy expensed the related costs in accordance with Statement of Financial Accounting Standards No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (Statement 88).

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

RENTS — ACCOUNT 931

INSTRUCTIONS:             Provide a listing of the amount included in Account 931, “Rents”, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Transportation	$ 74,919
Facilities	16,153,015
Telecommunication Equipment	15,275
Office Equipment	1,048,489
Computer Hardware and Software	15,614,959
Other	341,851
----------------

TOTAL	$33,248,508
===========

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS:            Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX		AMOUNT

Other Than U.S. Government Taxes:

Ohio Property Tax		$ 31,782
Delaware Franchise Tax		50
Ohio Franchise Tax		(25,120)
State Unemployment		163,324
Other Income and Deductions		4,025
General Tax		3,888
		-----------

	Sub-total	177,949
U.S. Government Taxes:

Social Security Taxes		10,051,680
Federal Unemployment		121,976
		-----------

	Sub-total	10,173,656
		-----------

	TOTAL	$ 10,351,605
		===========

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

DONATIONS — ACCOUNT 426.1

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

$ -
------------

	TOTAL	$ -
=======

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

OTHER DEDUCTIONS — ACCOUNT 426.5

INSTRUCTIONS:            Provide a listing of the amount included in Account 426.5, “Other Deductions”, classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
	TOTAL	$ - -------------- $ - =========

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

Schedule XVIII - NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:           The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Schedule XIV - Notes to Financial Statements.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

ORGANIZATION CHART
|
Chairman of the Board, President, and Chief Executive Officer
- Executive
|

Executive Vice President & Chief Financial Officer	Executive Vice President, Corporate Services	Executive Vice President & Chief Administrative Officer	Executive Vice President & Chief Executive Officer, Regulated Businesses Business Unit	Executive Vice President & Chief Executive Officer, Energy Merchant Business Unit	Executive Vice President, Chief Legal Officer & Assistant Secretary
-Accounting -Finance -Information Systems -Internal Audit -Investor Relations -Planning	-Environmental Affairs -Planning -Public Affairs	-Accounting -Human Resources -Information Systems -Materials Management -Planning -Public Affairs
-Accounting
- Electric System
    Maintenance
- Electric Transmission
    & Distribution, Engineering
    & Construction
-Environmental Affairs
-Facilities
-Finance
-Human Resources
-Information Systems
-Legal
-Marketing and
   Customer Relations
-Materials Management
-Meters and Transportation
-Planning
-Power Planning
-Public Affairs
-Rates
-Right of Way

 -Accounting
 -Environmental Affairs
 -Facilities
 -Finance
 -Fuels
 -Human Resources
 -Information Systems
 -Legal
 -Materials Management
 -Planning
 -Power Engineering
    and Construction
 -Power Planning
 -Public Affairs

-Legal

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

1. Sales Ratio

A ratio, based on domestic firm kilowatt-hour electric sales (and/or the equivalent cubic feet of gas sales, where applicable), excluding intra-system sales, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such times as may be required due to a significant change.

2. Electric Peak Load Ratio

A ratio, based on the sum of the monthly domestic firm electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

3. Number of Customers Ratio

A ratio, based on the sum of the firm domestic electric customers (and/or gas customers where applicable) at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

4. Number of Employees Ratio

A ratio, based on the sum of the number of employees at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function and the denominator of which is for all Client Companies (including Cinergy Corp.‘s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

5. Construction Expenditures Ratio

A ratio, based on construction expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all Client Companies. Separate ratios will be computed for total construction expenditure and appropriate functional plant (i.e., production, transmission, distribution, and general) classifications. This ratio will be determined annually, or at such time as may be required due to a significant change.

6. Circuit Miles of Electric Distribution Lines Ratio

A ratio, based on installed circuit miles of domestic electric distribution lines at the end of the immediately preceding calendar year, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

METHODS OF ALLOCATION — continued

7. Number of Central Processing Unit Seconds Ratio

A ratio, based on the sum of the number of central processing unit seconds expended to execute mainframe computer software applications for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function, and the denominator of which is for all Client Companies, (including Cinergy Corp.‘s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

8. Revenues Ratio

A ratio based on total revenues for the immediately preceding twelve calendar months, the numerator of which is for a nonutility Client Company or Service Company Function and the denominator of which is for all Client Companies and/or the Service Company. This ratio will be determined annually or at such time as may be required due to a significant change.

9. Direct Cost Ratio

A ratio, based on the direct costs charged to the individual nonutility client companies divided by total direct costs charged to all client companies (both utility and nonutility). This ratio will be determined annually, or at such time as may be required due to a significant change.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2002:

In accordance with Instruction 01-12 of the Securities and Exchange Commission’s Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Services submits the following information on the billing of interest on borrowed funds to associated companies for the year 2002:

A.	Amount of interest billed to associate companies is contained on page 26, Analysis of Billing.

B.	The basis for billing of interest to the associated companies is based on the ratio of the total expenses charged to each associated company, exclusive of interest, to the total expenses charged to all associated companies, exclusive of interest during the previous year.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2002

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Date: April 14, 2003	Cinergy Services, Inc.
            -------------------------------
             (Name of Reporting Company)

                By: /s/ Bernard F. Roberts
           ---------------------------------
            (Signature of Signing Officer)

 Bernard F. Roberts, Vice President and Comptroller
------------------------------------------------------------
(Printed Name and Title of Signing Officer)